UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

A10 Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

002121101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Partners GE VIII, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Partners GE VIII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund VIII-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund VIII-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Master Company, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Investors Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Investors I, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Summit Investors I (UK), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Martin J. Mannion
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Peter Y. Chung
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,860,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,860,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.43%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 77,549,882 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

Item 1(a).	Name of Issuer

A10 Networks, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2300 Orchard Parkway

San Jose, California 95131

Item 2(a).	Names of Persons Filing

This Schedule 13G is being filed by Summit Partners, L.P., Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P. (individually, an “Entity” and collectively, the “Entities”), Martin J. Mannion and Peter Y. Chung.

Summit Master Company, LLC is the (i) general partner of Summit Partners, L.P., which is the managing member of Summit Partners GE VIII, LLC, which is the general partner of Summit Partners GE VIII, L.P., which is the general partner of Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P. and (ii) managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC and the general partner of Summit Investors I (UK), L.P. Summit Master Company, LLC, as general partner of Summit Partners, L.P. and the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to A10 Networks, Inc. Summit Partners, L.P., through a two-person investment committee responsible for voting and investment decisions with respect to A10 Networks, Inc., currently composed of Martin J. Mannion and Peter Y. Chung, has voting and dispositive authority over the shares held by the reporting persons, as applicable.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of Summit Partners, L.P., Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P., Martin J. Mannion and Peter Y. Chung is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

Item 2(c).	Citizenship

Each of Summit Partners, L.P., Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Summit Partners GE VIII, LLC, Summit Master Company, LLC, Summit Investors Management, LLC and Summit Investors I, LLC is a limited liability company organized under the laws of the State of Delaware. Summit Investors I (UK), L.P. is a Cayman exempted limited partnership. Each of Martin J. Mannion and Peter Y. Chung is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number

002121101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

As of December 31, 2021, Summit Partners Growth Equity Fund VIII-A, L.P. was the record owner of 6,362,818 shares of Common Stock. As of December 31, 2021, Summit Partners Growth Equity Fund VIII-B, L.P. was the record owner of 2,324,553 shares of Common Stock. As of December 31, 2021, Summit Investors I, LLC was the record owner of 37,202 shares of Common Stock. As of December 31, 2021, Summit Investors I (UK), L.P. was the record owner of 3,273 shares of Common Stock. As of December 31, 2021, 133,095 shares of Common Stock in the name of Peter Y. Chung are held for the benefit of Summit Partners, L.P.

By virtue of the affiliate relationship among the Entities and by virtue of Mr. Mannion’s and Mr. Chung’s membership in the two-person investment committee of Summit Partners, L.P., each of the reporting persons may be deemed to own beneficially all of the 8,860,941 shares of Common Stock as of December 31, 2021. Each of the reporting persons expressly disclaims beneficial ownership of any shares of A10 Networks, Inc., except for Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Mr. Chung, in each case, for the shares which it or him, as applicable, holds of record as provided above.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Section 13d-1(b)(1)(ii)(K)

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS GE VIII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS GE VIII, L.P. By: Summit Partners GE VIII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By: Summit Partners GE VIII, L.P.,

its general partner

By: Summit Partners GE VIII, LLC,

its general partner

By: Summit Partners, L.P.,

its managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By: Summit Partners GE VIII, L.P.,

its general partner

By: Summit Partners GE VIII, LLC,

its general partner

By: Summit Partners, L.P.,

its managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT MASTER COMPANY, LLC

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner			SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Master Company, LLC, its managing member

By:	*		By:	*
	Member			Member

SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its general partner By: Summit Master Company, LLC, its managing member

By:	*		By:	*
	Member			Martin J. Mannion

By:	*
Peter Y. Chung

		*	By:	/s/ Adam H. Hennessey
Adam H. Hennessey Power of Attorney**

**	Pursuant to Powers of Attorney attached hereto as Exhibit A.

EXHIBIT LIST

Exhibit A	Powers of Attorney.

Exhibit 99.1	Joint Filing Agreement, dated as of February 4, 2021, by and among Summit Partners, L.P., Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P., Martin J. Mannion and Peter Y. Chung (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 4, 2021 by the Reporting Persons with the Securities and Exchange Commission).